

June 24, 2011

<u>Via U.S. Mail</u>
Caroline Johnston
President
Press Ventures, Inc.
c/o Empire Stock Transfer, Inc.
1859 Whitney Mesa Drive
Henderson, Nevada 89014

> **Re: Press Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 27, 2011**
> **File No. 333-171209**

Dear Ms. Johnston:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please give effect to prior comments 1 through 3 from our letter to you dated January 12, 2011.

2. Explain or revise the cover page reference to "up to" 2,800,000 shares and the statement which appears on the cover page and elsewhere that the funds will be returned if you have not received subscriptions for "1,800,000" shares.

3. We note the new disclosure at page 15 regarding possible purchases by your sole officer of an unspecified number of shares in this offering. If true, disclose on the cover page and elsewhere that you could meet the "all-or-none" requirement even with the participation of no public investors or just one public investor insofar as your officer / sales agent may decide to purchase the shares necessary to avoid the return of funds to other potential

investors. Disclose that your officer may end up owning more than 90% of the shares in that instance, and add appropriate Risk Factors disclosure in that regard.

4. Please discuss whether in the event that all shares are not sold within the 180 days, you intend to ensure the prompt return of all funds and if so, how you will ensure that result. In that regard, disclose explicitly on the cover page and elsewhere whether you are intending to "promptly" return all subscription funds.

5. We note that the funds are to be kept in a "commercial checking account" rather than in an escrow account. Therefore, it appears that the funds may be subject to creditor claims. We refer you to Exchange Act Rules 10b-9(a) and 15c2-4(b)(1).

6. If the prompt return of all funds may not be possible due to third-party creditor claims or otherwise, explain how the offering will be in compliance with applicable federal securities laws, and provide corresponding Risk Factors disclosure as appropriate.

7. As of the most recent balance sheet, you appear to have negative working capital. Moreover, you disclose at page 4 that you anticipate offering expenses of approximately $13,000, which expenses appear to have already been at least partially incurred based on the disclosure at page II-1 under "Other Expenses of Issuance and Distribution." If the company is essentially insolvent at the present time, disclose this explicitly on the cover page, add a corresponding risk factor, and explain the situation in greater detail in the MD&A section.

8. Explain how the offering expenses could be paid from "cash on hand," as you suggest at page 4, or revise to provide corrected disclosure.

9. Absent a contract of some kind, the continued references to your officer's indicated "willingness" to loan or advance up to $10,000 appear at best to be incomplete. We note your statement at page 30 that the indicated willingness "does not constitute an enforceable contract," but you leave too much open to speculation by also suggesting that the officer may purchase an unspecified number of shares in the offering. On the other hand, the Risk Factors caption at page 5 states that the officer "<u>will</u> loan only a limited amount (sic) money to us" (emphasis supplied). Provide direct and unambiguous disclosure regarding the officer's intentions and obligations in each case. We also refer you to prior comment 9 from our letter to you dated January 12, 2011.

<u>Prospectus Summary, page 3</u>

10. We note your statement that "[e]ven if we complete an initial exploration program and are successful in identifying a mineral deposit, we will be required to raise additional and substantial funds to bring our Claim to production." Disclose in the forepart of the registration statement the estimated cost of phase II, the absence of any known potential sources of funds for completing phase I or beginning phase II, and the potential dilutive or

other adverse effects that procuring any such additional funding could have on then existing shareholders.

Risk Factors, page 5

The Company will deposit offering proceeds into its operating account, page 12

11.   Please replace this risk factor to reflect your change to an offering which is being conducted on an all-or-none basis. Provide new risk factor disclosure explaining the risks that result from the failure to establish an escrow account for the subscription funds.

Use of Proceeds, page 13

12.   The new disclosure you provide in this section, including a total of only $2,106 for working capital and offering expenses, is inconsistent with disclosure elsewhere (including at page 17) which makes clear that you will need to use a much greater portion of the proceeds to cover your estimated offering expenses. Provide updated and corrected disclosure.

Plan of Distribution, page 15

13.   Disclose the limits, if any, on the officer's ability to purchase up to all of the offered shares. Disclose the maximum percentage of the outstanding shares that she will own if she purchases the maximum amount contemplated by the limits you describe in response to this comment.

Geological Report, page 23

14.   Provide updated and accurate disclosure with each amendment. For example, you state that you intend to commence the "phase one program in May or June 2011."

Opinion of Counsel

15.   Due to the changed terms of the transaction and the lapse in time from the date when the initial opinion was rendered, please obtain and file as an exhibit a new legality opinion.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Kristen A. Baracy (via facsimile)